MORGAN LEWIS


LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com


October 28, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858
     and 811-22920)
     ---------------------------------------------------------------------------

Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on October 5, 2016, regarding the Trust's post-effective amendment no. 72, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 75, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Chilton Strategic European Equities Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the Fund's "Annual Fund Operating Expenses" table and disclose in the subcaption the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during its current fiscal year.



                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

Trace Rakestraw, Esq.
October 28, 2016
Page 2


2. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

3. COMMENT. Please confirm that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

4. COMMENT. If the Fund expects to invest in emerging markets as part of its principal investment strategies, please add appropriate disclosure. If the Fund does not expect to invest in emerging markets as part of its principal investment strategies, please clarify in the "Principal Investment Strategies" section that the Fund will primarily invest in developed markets.

     RESPONSE. The Adviser confirms that it does not currently expect investments in emerging markets to be part of the Fund's principal investment strategies. Accordingly, the "Principal Investment Strategies" section has been revised to clarify that the Fund will primarily invest in developed markets.

5. COMMENT. Please confirm supplementally that any derivatives included as investments that satisfy the Fund's 80% investment policy will be valued for purposes of the Fund's 80% investment policy at their market, as opposed to notional, value.

     RESPONSE. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

Trace Rakestraw, Esq.
October 28, 2016
Page 3

6. COMMENT. In the "Principal Risks" section, please consider adding disclosure regarding each of the Adviser's investment styles described in the "Principal Investment Strategies" section.

     RESPONSE. The requested changes have been made.

7. COMMENT. In the "Principal Investment Strategies" section, please consider clarifying the type of change in a company's fundamentals that would cause the Adviser to sell a stock or close out a short position.

     RESPONSE. The term "fundamentals" has been replaced with "perceived prospects."

8. COMMENT. In the "Purchasing and Selling Fund Shares" section, please clarify that the broker or other financial intermediary that a shareholder must contact to redeem shares of the Fund is the broker or other financial intermediary that sponsors the advisory program through which the shares are owned.

     RESPONSE. The requested change has been made.

9. COMMENT. Please confirm supplementally that if a shareholder's account balance drops below $10,000,000 because of market movements, the shareholder will not be required to sell his or her shares.

     RESPONSE. The Adviser confirms that if a shareholder's account balance drops below $10,000,000 because of market movements, the shareholder will not be required to sell his or her shares.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

10. COMMENT. Please confirm that the Fund does not expect to invest in depositary receipts as part of its principal investment strategies or, alternatively, add appropriate disclosure to the Prospectus.

     RESPONSE. The Adviser confirms that it does not currently expect investments in depositary receipts to be part of the Fund's principal investment strategies.

11. COMMENT. In the "Description of Permitted Investments" section, please consider consolidating the "Emerging Markets" disclosures.

     RESPONSE. The requested change has been made.


                            * * * * * * * * * * * *

Trace Rakestraw, Esq.
October 28, 2016
Page 4

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin